UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GenOn Energy, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

37244E107
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

* The rest of this cover page shall not be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 37244E107

1	NAME OF REPORTING PERSON: Orbis Investment Management Limited ("OIML"), Orbis Asset Management Limited ("OAML") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Reporting Persons are companies organized under the laws of Bermuda.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 50,320,162
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 50,320,162
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Orbis Investment Management Limited 50,172,048 and Orbis Asset Management Limited 148,114.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON FI (OIML) and OO (OAML)

CUSIP No.: 37244E107

ITEM 1(a).	NAME OF ISSUER:
GenOn Energy, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
1000 Main Street, Houston, Texas 77002 USA
ITEM 2(a).	NAME OF PERSON FILING:
Orbis Investment Management Limited ("OIML"), Orbis Asset Management Limited ("OAML")
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE:
25 Front Street, Hamilton Bermuda HM11
ITEM 2(c).	CITIZENSHIP:
The Reporting Persons are companies organized under the laws of Bermuda.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
Common Stock, par value $0.001 per share
ITEM 2(e).	CUSIP NUMBER:
37244E107
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS:
(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) [X] A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J).
(k) [X] Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution: Equivalent to IA (only for OIML)

ITEM 4.	OWNERSHIP:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
Orbis Investment Management Limited 50,172,048 and Orbis Asset Management Limited 148,114.
(b) Percent of class:
6.6%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
50,320,162
(ii) Shared power to vote or to direct the vote:
0
(iii) Sole power to dispose or to direct the disposition of:
50,320,162
(iv) Shared power to dispose or to direct the disposition of:
0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ] .
ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
Other persons have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the 50,172,048 shares of common stock of GenOn Energy, Inc. beneficially owned by Orbis Investment Management Limited. Another person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 148,114 shares of common stock of GenOn Energy, Inc. beneficially owned by Orbis Asset Management Limited.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP:
Orbis Investment Management Limited ("OIML") and Orbis Asset Management Limited ("OAML") are together making this filing because they may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Information with respect to each of OIML and OAML (collectively, the "Reporting Persons") is given solely by each such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by the other Reporting Person. OIML is the beneficial owner of 50,172,048 shares of common stock or 6.6% of the 766,059,075 shares of common stock of GenOn Energy, Inc. believed to be outstanding. OAML is the beneficial owner of 148,114 shares of common stock or 0.0% of the 766,059,075 shares of common stock of GenOn Energy, Inc. believed to be outstanding.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

ITEM 10.	CERTIFICATION
The following certification shall be included if the statement is filed pursuant to 240.13d-1(b).
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Orbis Investment Management Limited is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 10, 2011
Date

Orbis Investment Management Limited Orbis Asset Management Limited

/s/ James J. Dorr
By

James J. Dorr
Name

General Counsel
Title